Exhibit 12(b)

WELLS FARGO & COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

	Quarter		Nine months
	ended September 30,		ended September 30,
(in millions)	2011	2010	2011	2010

Earnings including interest on deposits (1):
Income before income tax expense	$6,140	5,176	17,599	13,836
Less: Net income from noncontrolling interests	87	86	266	222

Income before income tax expense and noncontrolling interests	6,053	5,090	17,333	13,614
Fixed charges	1,724	2,131	5,435	6,463

	7,777	7,221	22,768	20,077

Preferred dividend requirement	322	189	921	548
Tax factor (based on effective tax rate)	1.49	1.52	1.47	1.52

Preferred dividends (2)	322	288	921	834

Fixed charges (1):
Interest expense	1,636	2,032	5,163	6,133
Estimated interest component of net rental expense	88	99	272	330

	1,724	2,131	5,435	6,463

Fixed charges and preferred dividends	2,046	2,419	6,356	7,297

Ratio of earnings to fixed charges and preferred dividends (3)	3.80	2.98	3.58	2.75

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	6,053	5,090	17,333	13,614
Fixed charges	1,165	1,410	3,667	4,293

	7,218	6,500	21,000	17,907

Preferred dividends (2)	322	288	921	834

Fixed charges:
Interest expense	1,636	2,032	5,163	6,133
Less: Interest on deposits	559	721	1,768	2,170
Estimated interest component of net rental expense	88	99	272	330

	1,165	1,410	3,667	4,293

Fixed charges and preferred dividends	$1,487	1,698	4,588	5,127

Ratio of earnings to fixed charges and preferred dividends (3)	4.85	3.83	4.58	3.49

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.